Panamera Healthcare Corporation
4270 Orchard Hill Drive
Edmond, OK  73025

VIA EDGAR

November 24, 2014

Stacie Gorman
Senior Counsel
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Panamera Healthcare Corporation
Registration Statement on Form S-1
Filed September 26, 2014
File No. 333-198977

Dear Ms. Gorman:

This letter is in response to your comment letter dated October 23, 2014, with regard to the Form S-1 filing of Panamera Healthcare Corporation, a Nevada corporation ("Panamera Healthcare" or the "Company") filed on September 26, 2014.  Responses to each comment have been keyed to your comment letter.

 General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, pertaining to your discussion of the healthcare industry, including data culled from Medical Group Management Association and the World Bank. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

•	We hereby confirm that third party data included in our registration statement was not prepared for or commissioned by us or our affiliates. The data we present in our registration statement derived from publications of the World Bank and the Medical Group Management Association (MGMA). The specific sources of such information are as follows:

World Bank Health Statistics
References to health expenditure per capita (current US$)
Total health expenditure is the sum of public and private health expenditures as a ratio of total population. It covers the provision of health services (preventive and curative), family planning activities, nutrition activities, and emergency aid designated for health but does not include provision of water and sanitation. Data are in current U.S. dollars.
References to health expenditure per capita (current US$) in the registration statement are accessible to the public on the following web site:
●   http://data.worldbank.org/indicator/SH.XPD.PCAP/countries

We provide herewith the data downloaded from the above web site as follows:
The following chart is Condensed from http://data.worldbank.org/indicator/SH.XPD.PCAP/countries

Health Expenditures per Capita 1995-2012 - World Bank - http://data.worldbank.org/indicator/SH.XPD.PCAP/countrie

Data Source	World Development Indicators																					
Country Name	Country C	In	Ind	199	199	199	199	199	2(	20(	2C	2C	2(	2C	2(	20	20	200	20	20:	2012	2013
Burundi	BDI	H	SH.XPD.PCAP	9	7	7.6	8	7	7	7	6	6	9	#	#	#	#	14	#	21	$20.00	
Belgium	BEL	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$4,710.63	
Canada	CAN	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$5,740.70	
East Asia and the Pacific (IFC classific	CEA	H	SH.XPD.PCAP																			
Central Europe and the Baltics	CEB	H	SH.XPD.PCAP	##	##	213	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$866.64	
Europe and Central Asia (IFC classific	CEU	H	SH.XPD.PCAP																			
Switzerland	CHE	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$8,979.97	
Channel Islands	CHI	H	SH.XPD.PCAP																			
Germany	DEU	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$4,683.18	
Spain	ESP	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$2,807.66	
Estonia	EST	H	SH.XPD.PCAP	##	##	223	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$1,010.15	
Ethiopia	ETH	H	SH.XPD.PCAP	4	4	4.4	5	4	5	6	5	6	6	7	8	#	#	15	#	14	$17.57	
European Union	EUU	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$3,340.15	
Fragile and conflict affected situatior	FCS	H	SH.XPD.PCAP	22	22	21	22	23	#	21	#	#	#	#	#	#	#	61	#	64	$74.39	
Finland	FIN	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$4,231.91	
Fiji	FJI	H	SH.XPD.PCAP	79	89	93	66	76	#	67	#	#	#	#	#	#	#	##	#	##	$176.95	
France	FRA	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$4,689.99	
Faeroe Islands	FRO	H	SH.XPD.PCAP																			
Micronesia, Fed. Sts.	FSM	H	SH.XPD.PCAP	##	##	148	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$404.65	
Gabon	GAB	H	SH.XPD.PCAP	##	##	139	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$396.69	
United Kingdom	GBR	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$3,647.47	
New Zealand	NZL	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$3,291.75	
High income: OECD	OEC	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$5,381.88	
Uruguay	URY	H	SH.XPD.PCAP	##	##	682	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$1,307.96	
United States	USA	H	SH.XPD.PCAP	##	##	###	##	##	#	##	#	#	#	#	#	#	#	##	#	##	$8,895.12

 The specific data relating to expenditure per capita in the United States are specifically  $8,895.12 (highlighted in yellow) while that of the United Kingdom, to which we contrast the United States, is highlighted in blue, specifically $3,647.47.  Our assertion that U.S. per capita expenditures exceed that of many developed countries by 100%, including the United Kingdom is supported by this data from the World Bank. Other developed countries that meet these criteria although not specifically mentioned in our registration statement are Belgium, Finland, and New Zealand.
France (highlighted in orange),  cited in our registration statement in a context other than per capita expenditure less than 50% of that of the United States spends  $4,690.
The accompanying Excel file name with highlighted fields is:  sh.xpd.totl.zs_Indicator_en_excel_v2.xls

References to health expenditure, total (% of GDP)
Total health expenditure is the sum of public and private health expenditure. It covers the provision of health services (preventive and curative), family planning activities, nutrition activities, and emergency aid designated for health but does not include provision of water and sanitation.

●   http://data.worldbank.org/indicator/SH.XPD.TOTL.ZS
We cite this file as our source for United States expenditure for healthcare as 17.90% of GDP, in 2012:

Country name	2009	2010	2011	2012
Turkmenistan	2.1	2.1	2.1	2.0
Turks and Caicos Islands				
Tuvalu	12.8	13.6	17.6	15.4
Uganda	9.3	9.2	9.3	8.0
Ukraine	7.8	7.8	7.3	7.6
United Arab Emirates	3.4	3.2	3.1	2.8
United Kingdom	9.9	9.6	9.4	9.4
United States	17.7	17.7	17.7	17.9
Uruguay	8.9	8.7	8.8	8.9
Uzbekistan	5.4	5.4	5.6	5.9
Vanuatu	3.9	4.7	3.8	3.6
Venezuela, RB	5.8	4.7	4.5	4.6
Vietnam	6.5	6.9	6.8	6.6
Virgin Islands (U.S.)				
West Bank and Gaza				
Yemen, Rep.	5.3	5.1	5.0	5.5
Zambia	6.4	6.1	6.2	6.5
Zimbabwe				

1980-1983 1984-1988 1989-1993 1994-1998 1999-2003 2004-2008 **2009-2013**

TOPICS

Agriculture & Rural Development
Health

INDICATORS

GNI per capita, Atlas method (current US$)
Go

 We amend the section of our Registration Statement, Our Market, to clearly reference each page of the World Bank website where the information is accessible to the public.

Qualitative Information derived from Medical Group Management Association

We amend the section of our Registration Statement, Our Market, to update the results of the MGMA survey to the more recent 2104 survey as reported in the July issue of MGMA's monthly journal, "MGMA Connection" and submit the relevant sections of the journal in paper form pursuant to Securities Act Rule 418, as an exhibit 1 to this letter (starting on page 10).

Clarification has been added to our Registration Statement that the qualitative information from the MGMA study is available in the July 2014 issue of "MGMA Connection."

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

•	None.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

•	None.
Registration Statement Cover Page
4. Please revise your cover page to clarify that your securities will be offered on a continuous basis under Rule 415.
•	The cover page has been revised accordingly.
Prospectus Cover Page
5. Please revise to provide all of the disclosure required by Item 501(b)(8)(iii) of Regulation S-K.

•	This disclosure has been added.

Table of Contents, page 2

6. Please revise your disclosure in the last paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

•	This disclosure has been updated.

Prospectus Summary

Panamera Healthcare Corporation

Our Services, page 3

7. Please revise the summary to discuss briefly your historical and current operations, including the development of your consulting and marketing model. Please discuss in greater detail how the company will earn fees from providing consulting and management services, including a more robust discussion of the payment structure of your contractual arrangements. Refer to Item 503(a) of Regulation S-K.

•	This disclosure has been revised.

8. Please revise to better explain industry-specific "turnaround strategies" and "value-based care" so prospective investors will have clearer insight on the range of services you provide.

•	This disclosure has been revised.

Risk Factors

Risks Relating to Our Business and Industry

General

9. Please revise to include a risk factor to make clear, if true, that management does not have any public company experience.

•	A risk factor has been added.

We have reported limited consulting…, page 7

10. Please revise the risk factor narrative under this subheading and elsewhere in this section to more accurately capture your specific risks. Please also review your risk factors and eliminate those generic risks applicable to any public company or revise accordingly to more pointedly address your business. As another example, we note your general discussion of unfavorable general economic conditions on page 8 and again on page 13 in this section.

•  We have reivsed our risk factors.
We deleted the following 2 risk factors from or original S-1:
•	We will incur ongoing costs and expenses for SEC reporting and compliance and we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.
•	Our status as an "emerging growth company" under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

Risks Related to Our Common Stock, page 10

Our current management can exert significant influence…, page 11

11. Please revise the subcaption to clarify your board's ability to cause you to engage in a business combination without seeking shareholder approval. Additionally, please expand this risk factor and the subcaption, as appropriate, to clarify that your directors will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to themselves; (ii) employment decisions, including their own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

•	This risk factor has been revised.

Use of Proceeds, page 15

12. In light of the range of $15,000 - $55,000.00 to devote to your marketing efforts, please revise to discuss with greater specificity what you plan to accomplish based on these varying amounts.

•	This disclosure has been revised.

Selling Security Holders, page 18

13. Please provide the name(s) of the natural persons with voting or dispositive control over the company's securities held by PB Capital LC.

•	The managing members of PB Capital LC are Sterling Barton and Nanuk Warman, of which, Sterling Barton has dispositive control of securities held by PB Capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

14. Please revise to provide more detailed milestones including the anticipated time frame for beginning and completing each milestone.

•	This disclosure has been updated.

15. Please also fully describe the going concern opinion and how the concerns raised in the opinion impact your prospective business operations.

•	This disclosures has been updated

Revenue Recognition, page 19

16. Please expand your disclosure, both here and on page F-10, to describe how you determine that each of the stated criteria has been met.

•	This disclosure has been updated.

17. Related to the comment above, please expand your disclosure to describe how your service agreements are structured. For example, indicate whether you work on retainer, charge for hours incurred, or negotiate a set fee for specific services, etc.

•	This disclosure has been revised.

Liquidity and Capital Resources, page 20

18. Please discuss the company's specific cash requirements for next 12 months to continue its operations.

•	This disclosure has been updated.

Emerging Growth Company, page 22

19. We note that you intend to rely on certain exemptions available to emerging growth companies. Please discuss to what extent these and other exemptions are available to you as a smaller reporting company.

•	We have expanded our discussion of "Emerging Growth Company" and have made reference in this discussion to our related risk factor on page 13.

Business

Our Customers, page 24

20. In the business section, please discuss the material terms of the consulting agreements with MediLinc Resources, Inc. and Claims Link Inc.

•	This disclosure has been updated.

21. We note that each of your management services agreements allows for maximum monthly fees of $5,000. Please clarify what happens if billable hours exceed this limit in a given month.

•	This disclosure has been updated.

Management, page 26

Officers and Board of Directors, page 26

22. Please revise your disclosure in this section to discuss the extent of Mr. Summer's experience with providing consulting services to healthcare related clients. Please state examples of the types of services he has provided and specifically identify the markets in which he has provided such services.

•	This disclosure has been updated.

23. Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

•	This disclosure has been updated.

Certain Relationships and Related Party Transactions, page 32

24. We note your disclosure that Kratos Healthcare, Inc. has agreed to loan you up to $75,000 and your disclosure on page 8 that you will pay offering expenses using loans. Please disclose the terms of the loans, including the interest rate and repayment terms.

•	This disclosure has been updated.

Part II. Information Not Required In Prospectus, page 55

Item 15. Recent Sales of Unregistered Securities, page 55

25. Please revise to briefly describe all of the facts relied upon to make the 4(2) exemption available. We may have further comment based on your response. Refer to Item 701(d) of Regulation S-K.

•	This disclosure has been updated.

Item 16. Exhibits and Financial Statement Schedules, page 56

Exhibit 5.1 - Opinion of Parsons/Burnett/Bjordahl/Hume, LLP

26. Please refer to the opinion in subclause four. The language here regarding the issuance of certain shares appears inconsistent with the disclosure in the selling stockholder table and the description of unregistered transactions in the prospectus, which states that such shares have already been issued. Please advise or revise as appropriate to reconcile.

•	The exhibit 5.1 has been updated.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any further comments or questions.  The Company will file this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (doug@kratoshealthcare.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Curtis Summers
_____________________
Curtis Summers, President

EXHIBIT 1

Medical Practice Today

Payers trying systems incentive data increase
insurance Implement models uncertainty Declining recruitment payments private Patients
Uncertainty requirements regulations revenue enough current coming companies reporting future information costs work compensation get years challenge small training area face managing Trying
ACA medical constant healthcare implement biggest
hospital impact quality Exchanges Keeping make Recruitment
practices Change done declining
MU2ch environment payment-models level provide take year system plans just payers getting ever contracts etc need within CMS hard Medicare flow overhead
ICD-10 time patients
keeping plan new
group Managing business one Getting everyone still number programs Understanding care reimbursement PQRS cost good rules
increasing many providers

Changing with the times: MGMA revises 'Medical Practice Today' survey

By Susan Schooleman, MGMA staff member

MGMA members received a sharper-focused, shortened questionnaire when they opened their 2014 "Medical Practice Today: What members have to say" (MPT) survey, which reflects day-to-day operations and pending challenges.

For seven years, MPT has taken the pulse of the MGMA membership and provided industry members with resources to tackle the challenges ahead. The survey was emailed at the beginning of the year to MGMA members who are actively involved in medical practice management. Member categories such as student, faculty, honorary and life were excluded.

Members rated the challenges by applicability and intensity, which helps MGMA structure education programs, resources and information to better assist members.

Each year the questionnaire is revised to ensure that it captures the most relevant issues and produces timely data. "Last fall as we designed the 2014 questionnaire, we identified certain challenges — such as implementing an EHR —that at one time were major issues, but with time have become less important," says David N. Gans, MSHA, FACMPE, senior fellow, MGMA Industry Affairs. "Now it's more about EHR optimization rather than

»

©2014 MGMA. All rights reserved.
MGMA Connection • July 2014 • page 35

implementation," which is reflected in the revised MPT questionnaire.

Lightning speed

"As fast as the healthcare landscape is changing, we had to make sure that the questions were current," adds Tom Ludwig, FACMPE, independent consultant, MGMA Health Care Consulting Group, chair of the ACMPE Certification Commission. "And just as important was to ensure that the questions are asked from a practice administrator's frame of mind."

To address these issues, a cross-functional team of MGMA members and staff, including Gans and Ludwig, reviewed the MPT questionnaire. The group added challenges that address in more detail value-based payment, provider performance assessment, organizational alignment and patient engagement. Two new open-ended questions were also included:

- Overall, what is your biggest challenge? Why?
- What emerging healthcare trend do you think will have the biggest effect on your organization in the next one to two years?

The group also reworded some of the existing challenges.

"The previous terminology was not as explicit," Gans says. For example, "Engaging providers and patients in shared decision-making and care management to improve patient care" became "Engaging patients to improve outcomes." (Read an article about shared decision-making in the March 2013 issue: mgma.org/virtualconnection.)

When rewording the challenges, the group took great care to avoid misinterpretation. "In other words, if you ask a question differently, you might get a different answer," Gans says. "So with some of the questions, we had to make a choice: Could the reworded question be confusing?"

Four of the challenges in the top 10 list were reworked or added by the group:

- Preparing for value-based payments (e.g., shared savings, capitation/global payments and quality/ outcome)
- Understanding payers' criteria for physician performance ratings and their effect on provider networks and tiering
- Collecting [illegible] deductibles [illegible]

Administrator
11/19/2014 1:06:34 PM
The survey identifies issues of concern to members of MGMA) as reported in the July 2014 issue of MGMA Connection™, the organizations monthly journal.

Top 10 AWI challenges for primary care-focused practices

	Category	Challenge
1	Other	Preparing for the transition to ICD-10 diagnosis coding
2	Financial management	Dealing with rising operating costs
3	Financial management	Preparing for reimbursement models that place a greater share of financial risk on the practice
4	Financial management	Preparing for value-based payments (e.g., shared savings, capitation/global payments, quality/outcome)
4	Payer relations	Understanding payers' criteria for physician performance ratings and its impact on provider networks and tiering
6	Payer relations	Collaborating with payers to implement new payment models
7	Payer relations	Dealing with non-standard health plan quality measures
8	Financial management	Managing finances with the uncertainty of Medicare reimbursement rates
9	Financial management	Collecting patient due balances (self-pay, high deductibles and health savings accounts)
10	Financial management	Understanding the total cost of an episode of care

page 36 • MGMA Connection • July 2014
©2014 MGMA. All rights reserved.

- Participating in the Centers for Medicare & Medicaid Services EHR Meaningful Use Incentive program

The applicability test

The group also reduced the number of questions. In the past, the MPT survey has had as many as 50 challenges. This year, it listed 28.

"We asked subject-matter experts to assess our questions to ensure timeliness and applicability to the MGMA membership, and they did a nice job of whittling down the number of questions," says Jill Groark, senior manager, MGMA Member Insights.

The same formula used in past MPT surveys was used to "weight" the challenges. For each issue, members indicate both if it is applicable to them as well as the degree to which they find it to be challenging. These two scores are then multiplied to get the applicability weighted index.

In all, the revised survey should reflect MGMA members' daily issues and future challenges.

"We wanted to make sure that the survey covered the domains in the Body of Knowledge for Medical Practice Management," Ludwig says. "I think it does a good job of doing that as well as addressing a combination of day-to-day issues, along with the more current challenges affecting group practice."

MGMA will continue to assess and revise the MPT survey as needed.

"I think it's a very valuable survey and one that describes how our members deal with the things they encounter," Ludwig says. "It helps the Association respond with the most current and relevant education material." ■

Contact Susan Schooleman at sschooleman@mgma.org.

AWI rank	AWI score	Intensity score	Applicability score
1	0.71	74%	97%
2	0.68	70%	97%
3	0.63	68%	92%
4	0.61	65%	93%
4	0.61	65%	93%
6	0.52	63%	83%
7	0.51	59%	87%
8	0.51	59%	86%
9	0.49	50%	98%
10	0.48	54%	88%

©2014 MGMA. All rights reserved.

MGMA Connection • July 2014 • page 37

»

Top 10 AWI challenges for specialty care-focused practices

	Category	Challenge
1	Other	Preparing for the transition to ICD-10 diagnosis coding
2	Financial management	Managing finances with the uncertainty of Medicare reimbursement rates
3	Financial management	Dealing with rising operating costs
4	Financial management	Preparing for reimbursement models that place a greater share of financial risk on the practice
5	Financial management	Preparing for value-based payments (e.g., shared savings, capitation/global payments, quality/outcome)
6	Financial management	Collecting patient due balances (self-pay, high deductibles and HSAs)
7	Payer relations	Understanding payers' criteria for physician performance ratings and its impact on provider networks and tiering
8	Information technology	Participating in the CMS EHR Meaningful Use Incentive program
9	Payer relations	Negotiating contracts with payers
10	Human resources	Recruiting physicians and nonphysician providers

What keeps you up at night? Exploring the challenges facing MGMA members.

Member benefit webinar, July 17, 2014

Each July, MGMA publishes its "Medical Practice Today: What members have to say" research into the challenges that members face. This member-benefit webinar will provide an in-depth examination of the study and its results. Webinar participants will gain further insight into the top challenges described by practice leaders and the resources available from MGMA that can help to mitigate their problems. Learn more: mgma.org/webinars.

Learning objectives:

1. Describe the top five challenges reported by medical practice managers.
2. Identify how the challenges facing MGMA members have changed over the past five years.
3. Describe resources available to practice leaders so they can be better-prepared to address their major challenges.

page 38 • MGMA Connection • July 2014
©2014 MGMA. All rights reserved.

AWI rank	AWI score	Intensity score	Applicability score
1	0.77	81%	95%
2	0.69	74%	93%
3	0.68	70%	98%
4	0.67	75%	88%
5	0.64	75%	86%
6	0.62	65%	96%
7	0.61	69%	88%
8	0.58	65%	88%
9	0.56	69%	81%
10	0.51	49%	89%

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©2014 MGMA. All rights reserved.

MGMA Connection • July 2014 • **page 39**